

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

RECEIVED

2009 OCT -8 P 1: 28

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

SUPPL

October 6, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35008

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated October 6, 2009 sent to Bombay Stock Exchange Limited and National Stock Exchange of India Limited along with Quarterly Compliance Report as per Clause 49 of the Listing Agreement entered into with the said Exchanges for the quarter ended September 30, 2009.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 6, 2009

The Manager
National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RELINFRA

Dear Sir,

Sub: Compliance Report on Corporate Governance for the quarter ended September 30, 2009

Pursuant to Clause 49 of the Listing Agreement entered into with the Stock Exchanges, we submit herewith Compliance Report on Corporate Governance for the quarter ended September 30, 2009.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Registered Office Reliance Energy Centre. Santa Cruz (E). Mumbai 400 055

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 6, 2009

The General Manager
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended September 30, 2009**

Pursuant to Clause 49 of the Listing Agreement entered into with the Stock Exchanges, we submit herewith Compliance Report on Corporate Governance for the quarter ended September 30, 2009.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Yours faithfully
For **Reliance Infrastructure Limited**

Ramesh Shenoy
Company Secretary

Encl: As above